EXHIBIT 99.1

Offer Document Posted

Recommended Proposal by Celtic Pharma Development UK plc to Acquire Xenova group plc by Means of a Scheme of Arrangement: Scheme Document Two copies of the above document have been filed with the UK Listing Authority today. Copies are being posted to shareholders. The document will be available to view at the UK Listing Authority's Document Viewing Facility between 9 am and 5pm on every week day apart from bank holidays, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London, E14 5HS

Tel. No: +44 (0)20 7066 1000

For further information please contact

Veronica Cefis Sellar
Head of Corporate Communications

Xenova Group plc
+44 (0)1753 706600

www.xenova.com